                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          Foothill Independent Bancorp
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    344905104
                                    ---------
                                 (CUSIP Number)

               Thomas M. Cerabino, Esq., Willkie Farr & Gallagher,
                  787 Seventh Avenue, New York, New York 10019
                                 (212) 728-8000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 344905104                                            Page 2 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Basswood Partners, L.L.C.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.34 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 344905104                                            Page 3 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Matthew Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.34%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       3 of 7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 344905104                                            Page 4 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bennett Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              553,421
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                553,421
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            553,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.34%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       4 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The purpose of this Amendment No. 8 to the previously filed Schedule 13D is to report a change in the disclosure set forth in Item 4 (Purpose of Transaction) as more fully described below.

Item 1.  Security and Issuer
-------  -------------------

     No change.

Item 2.  Identity and Background
-------  -----------------------

     This Statement has been filed on behalf of the Reporting Persons, namely Basswood Partners, L.L.C. ("Basswood"), a Delaware limited liability company, and Matthew Lindenbaum and Bennett Lindenbaum, the managing members of Basswood. The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P., a Delaware limited partnership (the "Partnership") and Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and is the investment general partner of certain partnerships (including Jet I, L.P., a Delaware limited partnership ("Jet I")), which may from time to time acquire Shares. Basswood Capital Management, LLC (of whom Matthew Lindenbaum and Bennett Lindenbaum are managing members) acts as investment manager to Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International") and acts as advisor to several managed accounts. The Partnership, Basswood International, Whitewood and Jet I are referred to collectively as the "Accounts." As of the date hereof, 445,738 Shares are owned of record by the Partnership, 4,608 Shares are owned of record by Whitewood, 22,292 Shares are owned of record by Jet, 80,683 Shares are owned of record by Basswood International and 100 Shares are owned of record by Bennett Lindenbaum. From time to time, Shares may be sold between Accounts in the ordinary course of investment business.

     Messrs. Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain other managed accounts which do not currently own Shares but which may in the future buy and sell Shares from time to time.

     During the last five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

     Each of Messrs. Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations
-------  --------------------------------------------------

     As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 553,421 Shares, all of which Shares are held of record by the Accounts (other than 100 Shares which are owned of record by Bennett Lindenbaum). The Shares have been purchased in open market transactions at an aggregate cost of $5,310,185.31. The funds for the purchase of the Shares held by the Accounts and Mr. Lindenbaum have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4.  Purpose of Transaction
-------  ----------------------

     All Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.


                                Page 5 of 7 Pages

     On March 31, 1999, Basswood Financial Partners filed a Verified Petition for Peremptory Writ of Mandate in the Superior Court of California, Los Angeles County (the "Petition"), against Foothill pursuant to Sections 1600 and 1601 of the California General Corporation Law and Section 1085 of the California Code of Civil Procedure. The Petition asserts that, among other things, Foothill has wrongfully refused to provide the list of shareholders and corporate records that Basswood Financial Partners requested in its letter to Foothill on March 17, 1999. The Petition seeks a Writ of Mandamus commanding Foothill to, among other things, permit inspection and copying of the shareholder and corporate records requested by Basswood Financial Partners in its March 17, 1999 letter. A copy of the Petition is attached hereto as Exhibit B and incorporated herein by reference.

     Except as discussed above, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in
Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Company
-------  -------------------------------------

(a)-(b) As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 553,421 Shares. As of March 19, 1999 (according to the Company's Form 10-Q for the quarter ended December 31, 1998), there were a total of 5,923,263 Shares of Common Stock outstanding. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 9.34% of the outstanding Shares as of such date. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners.

(c) The trading date, number of Shares purchased and price per Share (excluding commissions, if any) for all transactions by the Reporting Persons for the 60-day period preceding March 31, 1999 through the date hereof are set forth in Exhibit B hereto.

(d) Other than the Reporting Persons and the Accounts, with respect to the Shares beneficially owned by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Company
          ----------------------------

     No change.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

     The following exhibits are filed hereto:

Exhibit A:          An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:          A copy of the Verified Petition for Peremptory Writ of
                    Mandate filed by Basswood Financial Partners on March 31,
                    1999 in Superior County, County of Los Angeles, California

Exhibit C:          A description of the transactions in the Shares that were
                    effected by the Reporting Persons during the 60-day period preceding March 31, 1999 through the date hereof


                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1999



                                  BASSWOOD PARTNERS, L.L.C.

                                  By: /s/ Matthew Lindenbaum
                                      --------------------------
                                      Name: Matthew Lindenbaum
                                      Title: Managing Member


                                  By: /s/ Bennett Lindenbaum
                                      --------------------------
                                      Name: Bennett Lindenbaum
                                      Title: Managing Member


                                      /s/ Matthew Lindenbaum
                                      ----------------------
                                      Matthew Lindenbaum


                                      /s/ Bennett Lindenbaum
                                      ----------------------
                                      Bennett Lindenbaum


                                Page 7 of 7 Pages

                                  EXHIBIT INDEX

Exhibit             Title
-------             -----

Exhibit A:          An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:          A copy of the Verified Petition for Peremptory Writ of
                    Mandate filed by Basswood Financial Partners on March 31,
                    1999 in Superior County, County of Los Angeles, California

Exhibit C:          A description of the transactions in the Shares that were
                    effected by the Reporting Persons during the 60-day period preceding March 31, 1999 through the date hereof.